SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated February 12, 2010

Number	Document Description	Document Number	Date of Document
1.	HUG Regulatory Announcement	1383494	February 11, 2010
2.	HUG Regulatory Announcement	1383438	February 11, 2010




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SEC File No. 82-34751

Company	Elementis PLC
TIDM	ELM
Headline	Block listing Interim Review
Released	10:26 11-Feb-2010
Number	HUG1383494

Elementis plc

BLOCK LISTING INTERIM REVIEW

To: FSA
Date: 11 February 2010

1. Name of company

Elementis plc

2. Name of scheme

Elementis Discretionary Executive Share Option Scheme (1998 Approved Scheme)

3. Period of return:

From 1 August 2009 to 31 January 2010

4. Balance under scheme from previous return

6,201,321

5. Number of shares issued / allotted under scheme during period:

nil

6. Balance under scheme not yet issued / allotted at end of period

6,201,321

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

7,000,000 ordinary shares of 5p each listed on 24 February 1998

Please confirm total number of shares in issue at the end of the period in order for us to update our records

448,122,866

Contact for queries/person making the return

Wai Wong
Company Secretary
10 Albemarle Street,
London W1S 4HH
020 7408 9300

Elementis plc

BLOCK LISTING INTERIM REVIEW

To: FSA
Date: 11 February 2010

1. Name of company

Elementis plc

2. Name of scheme

Elementis Unapproved Executive Share Option Scheme (1998 Unapproved Scheme)

3. Period of return:

From 1 August 2009 to 31 January 2010

4. Balance under scheme from previous return

2,037,830

5. Number of shares issued / allotted under scheme during period:

nil

6. Balance under scheme not yet issued / allotted at end of period

2,037,830

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1,500,000 ordinary shares of 5p each listed on 24 February 1998
2,087,087 ordinary shares of 5p each listed on 18 October 2006
2,005,498 ordinary shares of 5p each listed on 27 June 2007
500,000 ordinary shares of 5p each listed on 4 July 2007

Please confirm total number of shares in issue at the end of the period in order for us to update our records

448,122,866

Contact for queries/person making the return
Wai Wong
Company Secretary
10 Albemarle Street,
London W1S 4HH
020 7408 9300

Elementis plc

BLOCK LISTING INTERIM REVIEW

To: FSA
Date: 11 February 2010

1. Name of company

Elementis plc

2. Name of scheme

Elementis Savings Related Share Option Scheme (1998 SAYE Scheme)

3. Period of return:

From 1 August 2009 to 31 January 2010

4. Balance under scheme from previous return

476,192

5. Number of shares issued / allotted under scheme during period:

100,067

6. Balance under scheme not yet issued / allotted at end of period

376,125

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

6,000,000 ordinary shares of 5p each listed on 24 February 1998
481,413 ordinary shares of 5p each listed on 4 July 2007
700,000 ordinary shares of 5p each listed on 30 June 2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

448,122,866

Contact for queries/person making the return

Wai Wong
Company Secretary
10 Albemarle Street,
London W1S 4HH
020 7408 9300

Elementis plc

BLOCK LISTING INTERIM REVIEW

To: FSA
Date: 11 February 2010

1. Name of company

Elementis plc

2. Name of scheme

Elementis 2003 Executive Share Option Scheme (2003 ESO Scheme)

3. Period of return:

From 1 August 2009 to 31 January 2010

4. Balance under scheme from previous return

1,623,588

5. Number of shares issued / allotted under scheme during period:

nil

6. Balance under scheme not yet issued / allotted at end of period

1,623,588

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

2,500,000 ordinary shares of 5p each listed on 21 November 2005
2,000,000 ordinary shares of 5p each listed on 26 September 2006
900,000 ordinary shares of 5p each listed on 4 July 2007
1,700,000 ordinary shares of 5p each listed on 30 June 2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

448,122,866

Contact for queries/person making the return

Wai Wong
Company Secretary
10 Albemarle Street,
London W1S 4HH
020 7408 9300

HUG#1383494

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SEC File No. 82-34751

Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	09:11 11-Feb-2010
Number	HUG1383438

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	**Elementis Plc**
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	**YES**
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation: iii	**JPMorgan Asset Management Holdings Inc.**
4. Full name of shareholder(s) (if different from 3.):iv	**JPMorgan Asset Management (UK) Limited**
5. Date of the transaction and date on which the threshold is crossed or reached: v	**09 February 2010**
6. Date on which issuer notified:	**10 February 2010**
7. Threshold(s) that is/are crossed or reached: vi, vii	**5% downwards**

8. Notified details:

A: Voting rights attached to shares viii, ix

Class/type of shares	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**		
if possible using the ISIN CODE	**Number**	**Number**	**Number**	**Number of voting**	**% of voting rights x**

	of Shares	of Voting Rights	of shares Direct	rights Direct xi	Indirect xii	Direct	Indirect
GB0002418548	22,480,841	22,480,841			20,565,772		4.59%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx	
					Nominal	**Delta**

Total (A+B+C)

Number of voting rights	Percentage of voting rights
20,565,772	4.59%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

Total disclosable holding for JPMorgan Asset Management Holdings Inc : 20,565,772 (4.59%)

JPMorgan Asset Management (UK) Limited: **20,565,772** (4.59%)

Proxy Voting:

10. Name of the proxy holder:	**N/A**
11. Number of voting rights proxy holder will cease to hold:	**N/A**
12. Date on which proxy holder will cease to hold voting rights:	**N/A**
13. Additional information:	**N/A**
14. Contact name:	**Tracey Young**
15. Contact telephone number:	**020 7777 0424**

This notification is made in accordance with Rule 5.8.12 R(1) of the Disclosure and Transparency Rules

sourcebook.

Wai Wong
Company Secretary
020 7408 9303

11 February 2010

HUG#1383438

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